UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001

                                December 18, 1997

John H. O'Neill, Jr., Esq.
Shaw, Pittman, Potts & Trowbridge
2300 N Street, NW
Washington, DC 20037

SUBJECT: ORDER APPROVING APPLICATION REGARDING THE MERGER AGREEMENT BETWEEN ATLANTIC ENERGY INC., PARENT OF ATLANTIC CITY ELECTRIC COMPANY (ACE) AND DELMARVA POWER AND LIGHT COMPANY (DP&L) AFFECTING LICENSES NOS. DPR-44 AND DPR-56, PEACH BOTTOM ATOMIC POWER STATION, UNITS 2 AND 3 (TAC NOS. M98682 AND M98683)

Dear Mr. O'Neill:

The enclosed Order responds to the application for approval under 10 CFR 50.80, submitted under cover of your letter of April 30, 1997, concerning the proposed merger of Atlantic Energy, Inc. (the parent holding company of ACE) and DP&L, which would result in the formation of a new holding company, Conectiv, Inc., under which ACE and DP&L would become wholly owned subsidiaries. The staff's safety evaluation in support of the Order is also enclosed.

The Order is being forwarded to the Office of the Federal Register for publication.

                                      Sincerely,

                                      /s/ Joseph F. Williams
                                      Joseph F. Williams, Project Manager
                                      Project Directorate I-2
                                      Division of Reactor Projects - I/II
                                      Office of Nuclear Reactor Regulation

Docket Nos. 50-277 and 50-278

Enclosures:       1.  Order
                  2.  Safety Evaluation

CC w/encls:       See next page

PECO Energy Company                      Peach Bottom Atomic Power Station,
                                           Units 2 and 3
cc:

J. W. Durham, Sr., Esquire              Chief-Division of Nuclear Safety
Sr. V.P. & General Counsel              PA Dept. of Environmental
PECO Energy Company                       Resources
2301 Market Street, S26-1               P.O. Box 8469
Philadelphia, PA 19101                  Harrisburg, PA 17105-8469

PECO Energy Company                     Board of Supervisors
ATTN:  Mr. T. N. Mitchell,              Peach Bottom Township
       Vice President                   R.D. #1
Peach Bottom Atomic Power Station       Delta, PA 17314
1848 Lay Road
Delta, PA 17314                         Public Service Commission of
                                          Maryland
PECO Energy Company                     Engineering Division
ATTN:  Regulatory Engineer, A4-5S       Chief Engineer
Peach Bottom Atomic Power Station       6 St. Paul Centre
1848 Lay Road                           Balimore, MD 21202-6806
Delta PA 17314
                                        Mr. Richard McLean
Resident Inspector                      Power Plant and Environmental
U.S. Nuclear Regulatory                   Review Division
 Commission                             Department of Natural Resources
Peach Bottom Atomic Power Station       B-3, Tawes State Office Building
P.O. Box 399                            Annapolis, MD 21401
Delta, PA 17314
                                        Dr. Judith Johnsrud
Regional Administrator, Region I        National Energy Committee
U.S. Nuclear Regulatory                 Sierra Club
 Commission                             433 Orlando Avenue
475 Allendale Road                      State College, PA 16803
King of Prussia, PA 19406
                                        Manager-Business & Co-owner
Mr. Roland Fletcher                       Affairs
Department of Environment               Public Service Electric and Gas
201 West Preston Street                   Company
Baltimore, MD 21201                     P.O. Box 236
                                        Hancocks Bridge, NJ 08038-0236
A.F. Kirby, III
External Operations - Nuclear           Manager-Peach Bottom Licensing
Delmarva Power & Light Company          PECO Energy Company
P.O. Box 231                            Nuclear Group Headquarters
Wilmington, DE 19899                    Correspondence Control Desk
                                        P.O. Box No. 195
PECO Energy Company                     Wayne, PA 19087-0195
Plant Manager
Peach Bottom Atomic Power Station
1848 Lay Road
Delta, PA 17314

PECO Energy Company                     Peach Bottom Atomic Power Station,
                                          Units 2 and 3

Mr. George A. Hunger, Jr.               James E. Franklin, II, Esq.
Director-Licensing, MC 62A-l            Sr. V.P. and General Counsel
PECO Energy Company                     Atlantic City Electric Company
Nuclear Group Headquarters              4801 Blackhorse Pike
Correspondence Control Desk             Egg Harbor Township, NJ 08234-4130
P.O. Box No. 195
Wayne, PA 19087-0195                    Dale G. Stoodley, Esq.
                                        V.P. and General Counsel
Mr. Leon R. Eliason                     Delmarva Power & Light Company
Chief Nuclear Officer & President-      800 King Street
 Nuclear Business Unit                  P.O. Box 331
Public Service Electric and Gas         Wilmington, DE 19899
 Company
Post Office Box 236
Hancocks Bridge, NJ 08038

                            UNITED STATES OF AMERICA

                          NUCLEAR REGULATORY COMMISSION



In the Matter of                               )
                                               )
ATLANTIC CITY ELECTRIC COMPANY                 )      Docket Nos. 50-277 and
DELMARVA POWER AND LIGHT                       )      50-278
    COMPANY                                    )
                                               )
(Peach Bottom Atomic Power Station,            )
  Units 2 and 3)                               x



                      ORDER APPROVING APPLICATION REGARDING
                            MERGER AGREEMENT BETWEEN
        ATLANTIC ENERGY, INC. (PARENT OF ATLANTIC CITY ELECTRIC COMPANY)
                                       AND
                        DELMARVA POWER AND LIGHT COMPANY


                                       I.

     Atlantic City Electric Company (ACE) and Delmarva Power and Light Company (DP&L) are co-holders of Facility Operating Licenses Nos. DPR-44 and DPR-56, along with Public Service Electric and Gas Company (PSE&G) and PECO Energy Company, issued by the U.S. Nuclear Regulatory Commission (NRC or Commission) pursuant to Part 50 of Title 10 of the Code of Federal Regulations (10 CFR Part
50) for operation of the Peach Bottom Atomic Power Station, Units 2 and 3 (PBAPS). Under the licenses, PECO Energy Company is authorized to possess, use, and operate the facilities, and ACE, DP&L, and PSE&G are authorized to possess the facilities. PBAPS is located in York County, Pennsylvania.

                                       II.

     By application filed by ACE and DP&L under cover of a letter dated April 30, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, attorney for ACE and DP&L, supplemented by letter dated November 7, 1997, ACE and DP&L requested the Commission's approval, pursuant to 10 CFR 50.80, of the indirect transfer of the licenses, to the extent held by ACE and DP&L, that would result from the consummation of a merger agreement between Atlantic
Energy, Inc. (parent of ACE) and DP&L. Under the merger agreement, Atlantic Energy, Inc. and DP&L would form a new holding company, Conectiv, Inc., under which ACE and DP&L would become wholly owned subsidiaries. No direct transfer of the licenses would occur. PSE&G and PECO Energy Company are not involved in the merger.

     A Notice of Consideration of Approval of Application Regarding Proposed Corporate Restructuring was published in the Federal Register on December 8, 1997 (62 FR 64601), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on December 8, 1997 (62 FR 64601).

     Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission gives its consent in writing. Upon review of the information submitted in the letter and application of April 30, 1997, and supplement dated November 7, 1997, the NRC staff has determined that the proposed merger of Atlantic Energy, Inc. and DP&L will not affect the qualifications of ACE and DP&L as holders of the licenses, and that the transfer of control of the licenses for PBAPS, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions stated herein. These findings are supported by a safety evaluation dated December 18, 1997.

                                      III.

     Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC ss.ss.2201(b), 2201(i), 2201(o), and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the Commission approves the application regarding the proposed merger of Atlantic Energy, Inc. and DP&L subject to the following conditions: (1) ACE shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from ACE to its proposed parent or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of ACE's consolidated net utility plant, as recorded on ACE's books of account; (2) DP&L shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from DP&L to its proposed parent or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of DP&L's consolidated net utility plant, as recorded on DP&L's books of account; and (3) should the merger of Atlantic Energy, Inc. and DP&L, as described herein, not be completed by December 31, 1998, this Order shall become null and void, provided, however, on application and for good cause shown, such date is extended.

     This Order is effective upon issuance.

                                       IV.

     By January 23, 1998, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

     If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.

     The issue to be considered at any such hearing shall be whether this Order should be sustained.

     Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001,
Attention: Rulemakings and Adjudications Staff, or may be delivered to the Commission's Public Document Room, The Gelman Building, 2120 L Street, NW., Washington, DC by the above date. Copies should be also sent to the Office of the General Counsel and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission,

Washington,  DC 20555-0001,  and to John H. O'Neill, Jr., Shaw, Pittman, Potts &
Trowbridge,  2300 N Street,  NW.,  Washington,  DC, 20037,  attorney for ACE and
DP&L.

     For further details with respect to this action, see the application filed by ACE and DP&L under cover of a letter dated April 30, 1997, from John H. 0'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, as supplemented by a letter dated November 7, 1997, and the safety evaluation dated December 18, 1997, which are available for public inspection at the Commission's Public Document Room, The Gelman Building, 2120 L Street, NW., Washington, DC, and at the local public document room in the Government Publications Section, State Library of Pennsylvania, (REGIONAL DEPOSITORY) Education Building, Walnut Street and Commonwealth Avenue, Box 1601, Harrisburg, Pennsylvania.

     Dated at Rockville, Maryland, this 18th day of December 1997.

                        FOR THE NUCLEAR REGULATORY COMMISSION


                        /s/ Samuel J. Collins
                        Samuel J. Collins, Director
                        Office of Nuclear Reactor Regulation

                                  UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001


          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION

                  PROPOSED MERGER OF ATLANTIC ENERGY, INC. AND

                        DELMARVA POWER AND LIGHT COMPANY

                PEACH BOTTOM ATOMIC POWER STATION, UNITS 2 AND 3

                          DOCKET NOS. 50-277 AND 50-278

1.0 BACKGROUND

Under cover of a letter dated April 30, 1997, as supplemented by a letter dated November 7, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, Atlantic City Electric Company (ACE) and Delmarva Power & Light Company (DP&L) submitted an application for approval under 10 CFR 50.80, in connection with a proposed merger between Atlantic Energy, Inc. (AEI), which is the parent holding company of ACE, and DP&L. A new holding company will result from this merger named Conectiv, Inc. (Conectiv). Under the merger agreement, all of AEI's subsidiaries (including ACE) and DP&L will become wholly owned subsidiaries of Conectiv, and AEI will cease to exist. Current holders of AEI and DP&L common stock would become holders of Conectiv common stock pursuant to a formula stipulated in the merger agreement.

ACE is a 7.51-percent owner of Unit 2 of the Peach Bottom Atomic Power Station (PBAPS), a three-unit facility (with Unit 1 in shutdown status), and DP&L is a 7.51-percent owner of Unit 2. Public Service Electric & Gas Company (PSE&G) owns
42.49 percent of Unit 2, and PECO Energy Company owns the remaining 42.49 percent. Each of these four utilities owns the same respective percentages of Unit 3 of PBAPS. The proposed merger does not involve PSE&G or PECO Energy Company. PECO Energy Company is the licensed operator of PBAPS. The proposed merger will result in the Indirect transfer of control of the interests held by ACE and DP&L in the PBAPS operating licenses to the proposed new holding company, Conectiv. Accordingly, under the provisions of 10 CFR 50.80, Commission approval is required.

In the application for approval dated April 30, 1997, the applicants state on page 10:

     The purpose of the proposed Merger is to achieve benefits for the shareholders, customers and co-unities served by ACE and DP&L that would otherwise not be achievable if they were to remain as separate companies. The expected savings related to the Merger are approximately $500 million over the next ten years (1998 to 2007). The savings will come principally from elimination of duplicative activities, increased scale, improved purchasing power, improved operating efficiencies, lower capital costs and, to the extent practicable, by combining the companies' work forces.

2.0 FINANCIAL AND TECHNICAL QUALIFICATIONS

On the basis of information submitted in the application, the staff finds that there will be no near-term substantive change in the financial ability of ACE and DP&L to contribute appropriately to the operations and decommissioning of the PBAPS facility as a result of the proposed merger. Each of ACE and DP&L is, and would remain after the merger, an "electric utility" as defined in 10 CFR 50.2, engaged in the generation and distribution of electricity, the cost of which is recovered through rates established by the New Jersey Board of Public Utilities and the Federal Energy Regulatory Commission, in the case of ACE, and the Delaware Public Service Commission, the Maryland Public Service Commission, the State Corporation Commission of Virginia, and the Federal Energy Regulatory Commission, in the case of DP&L. Thus, pursuant to 10 CFR 50.33(f), ACE and DP&L, as electric utilities, are exempt from further financial qualifications review.

However, in view of the NRC's concern that restructuring can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plant, the NRC has sought to obtain commitments from its licensees that initiate restructuring actions not to transfer significant assets from the licensee without notifying the NRC. ACE and DP&L have agreed:

     to provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of a security interest or liens) from such licensee to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of such licensee's consolidated net utility plant, as recorded on the licensee's books of account.

See the letter from John H. O'Nelll, Jr., of Shaw, Pittman, Potts & Trowbridge to the NRC dated November 7, 1997. This commitment, incorporated as a condition to the NRC's consent to the indirect license transfers to the extent effected by the proposed merger and restructuring, will assist the NRC in assuring that ACE and DP&L will continue to maintain adequate resources to contribute to the safe operation and decommissioning of the PBAPS facility.

With respect to technical qualifications, the proposed merger will not effect any change in the technical qualifications of the licensed operator, PECO Energy Company, and will not effect any change in the responsibilities and obligations of PECO Energy Company or any other licensee as set forth in the licenses.

3.0 ANTITRUST

The antitrust provisions of the Atomic Energy Act in Section 105 of the Act require the Commission to conduct an antitrust review in connection with an application for a license to construct or operate a utilization or production facility under Section 105 of the Act. PBAPS Units 2 and 3 were licensed under
Section 104b and, as a result, are not subject to an antitrust review by the staff in connection with the application regarding the proposed merger.

4.0 FOREIGN OWNERSHIP

The application states that for ACE and DP&L, after the proposed merger, neither ACE nor DP&L will "be owned, controlled or dominated by any alien, foreign corporation or foreign government." Also, it states that neither ACE nor DP&L is "acting as an agent or representative of any other person in this request for consent to the indirect transfer of control of the license." (See pages 6 and 7 of the application dated April 30, 1997.) The staff does not know or have reason to believe that ACE or DP&L will be owned, controlled, or dominated by any alien, foreign corporation, or foreign government as a result of the proposed merger.

5.0 CONCLUSIONS

In view of the foregoing, the staff concludes that the proposed merger of AEI and DP&L resulting in the formation of a new holding company, Conectiv, will not adversely affect the financial or technical qualifications of ACE or DP&L with respect to the operation and decommissioning of the PBAPS facility. Also, there do not appear to be any problematic antitrust or foreign ownership considerations related to PBAPS licenses that would result from the proposed merger. Thus, the proposed merger will not affect the qualifications of ACE or DP&L as holders of the licenses, and the transfer of control of the licenses, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission. Accordingly, with the condition discussed above relating to significant asset transfers, the NRC should approve the application regarding the proposed merger.

Principal Contributor:  A. McKeigney

Date:  December 18, 1997


                                      -3-